Exhibit 23.5

4090 N.W. 97th Avenue. Suite 350 Miami, FL 33178 USA	Voice: 305.351.3020 Fax: 305.3513110

Consent of International Data Corporation

May 23rd, 2013

Graña y Montero S.A.A.

Av. Paseo de la Republica 4667

Surquillo, Lima 34

Peru

Ladies and Gentlemen:

We hereby consent to the use of the extracts of the information from International Data Corporation (IDC) detailed below, and to references to the name of International Data Corporation or IDC in the registration statement on Form F-1 and the prospectus included therein of Graña y Montero S.A.A.

•	“We paid International Data Corporation (IDC), a market intelligence firm focused on the information technology market, for their IT Services market study referenced in this prospectus.”

•	“We are the second largest IT services company in Peru, as measured by 2011 revenues, according to International Data Corporation, a market intelligence firm focused on the IT market.”

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“International Data Corporation (IDC), a market intelligence firm focused on the information technology market, estimates the IT services spending in Peru was US$395 million in 2011, excluding subcontracting, and is expected to grow at an average annual rate of 12.0% from 2012 to 2015.”

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“We began our IT services business in 1984 providing computer equipment to companies and evolved into a technology solutions provider in 2000, becoming one of the two largest providers of IT services in terms of 2011 revenues in Peru, according to International Data Corporation (DC).”

Sincerely,

/s/ Ricardo Villate
Ricardo Villate Vice President, Research and Consulting IDC Latin America